UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4) (1)

Riverbed Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

768573 10 7

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

This Amendment No. 4 on Schedule 13G amends the Schedules 13G filed by the Reporting Person with the Securities and Exchange Commission on February 14, 2007, February 12, 2008, February 10, 2009 and February 12, 2010.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)	Page 1 of 5 pages

CUSIP No. 768573 10 7
1.	Names of Reporting Persons. Jerry M. Kennelly
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,127,676 (1)
	6.	Shared Voting Power 4,693,334 (2)(3)
	7.	Sole Dispositive Power 2,127,676 (¹)
	8.	Shared Dispositive Power 4,693,334 (²)(³)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,010 (¹) (²) (³)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.46% (1) (2) (3) (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 138,788 shares of Common Stock directly held by the Reporting Person and options to purchase 1,988,888 shares of Common Stock that are exercisable within 60-days of December 31, 2010.
(2)	Includes 4,652,482 shares of Common Stock held by Kennelly Partners L.P. The Reporting Person and his wife are the sole general partners of Kennelly Partners L.P. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the partnership except to the extent of his pecuniary interest therein.
(3)	Includes 40,852 shares of Common Stock held by a trust established for the benefit of the Reporting Person and/or his family.
(4)	Assumes the exercise of all such Reporting Person’s options to purchase shares of Common Stock that are exercisable within 60-days of December 31, 2010.
(5)	Based on 150,868,320 of the Issuer’s Common Stock outstanding as of December 31, 2010 and assumes that 1,988,888 shares underlying the Common Stock options exercisable within 60-days of December 31, 2010 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:

Riverbed Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

199 Fremont Street

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

Jerry M. Kennelly

(b)	Address of Principal Business Office or, if none, Residence:

c/o Riverbed Technology, Inc., 199 Fremont Street, San Francisco, CA 94105

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

768573 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Jerry M. Kennelly

(a)	Amount beneficially owned: 6,821,010, which includes (i) options to purchase 1,988,888 shares of Common Stock that are exercisable within 60-days of December 31, 2010, (ii) 138,788 shares of Common Stock directly held by the Reporting Person, (iii) 40,852 shares of Common Stock held by a trust established for the benefit of the Reporting Person and/or his family and (iv) 4,652,482 shares of Common Stock held by Kennelly Partners L.P. The Reporting Person and his wife are the sole general partners of Kennelly Partners L.P. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the partnership except to the extent of his pecuniary interest therein.

(b)	Percent of class:	4.46	%(1)(2)(3)(4)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	2,127,676	(1)

	(ii) Shared power to vote or to direct the vote	4,693,334	(2)

	(iii) Sole power to dispose or to direct the disposition of	2,127,676	(1)

	(iv) Shared power to dispose or to direct the disposition of	4,693,334	(2)(3)

(1)

Includes (i) 138,788 shares of Common Stock directly held by the Reporting Person and (ii) options to purchase 1,988,888 shares of Common Stock that are exercisable within 60-days of December 31, 2010.

(2)

Includes (i) 4,652,482 shares of Common Stock held by the Kennelly Partners LP. The Reporting Person and his wife are the sole general partners of Kennelly Partners L.P. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the partnership except to the extent of his pecuniary interest therein.

Page 3 of 5 pages

(3)	Includes 40,852 shares of Common Stock held by a trust established for the benefit of the Reporting Person and/or his family.
(4)	Assumes the exercise of all such Reporting Person’s options to purchase shares of Common Stock that are exercisable within 60-days of December 31, 2010.
(5)

Based on 150,868,320 of the Issuer’s Common Stock outstanding as of December 31, 2010 and assumes that 1,988,888 shares underlying the Common Stock options exercisable within 60-days of December 31, 2010 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2011
Date

/s/ JERRY M. KENNELLY
Jerry M. Kennelly

Page 5 of 5 pages